

Mailstop 3233

May 14, 2018

Via E-Mail
Matias I. Gaivironsky
Chief Financial Officer
IRSA Inversiones y Representaciones Sociedad Anónima
Moreno 877 24th Floor
Buenos Aires, Argentina

Re: **IRSA Inversiones y Representaciones Sociedad Anónima**
Form 20-F for the fiscal year ended June 30, 2017
Filed October 31, 2017
File No. 001-13542

Dear Mr. Gaivironsky:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended June 30, 2017

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates, page 141

Effects of foreign currency fluctuations, page 145

1.   We note your disclosure that depreciation of the Peso increases the value of your properties as measured in Pesos as typical real estate transactions in Argentina are negotiated and prices are set in US Dollars. Please provide us more detail about your fair value calculation for investment properties. In your response, please explain in greater detail why the value of assets not denominated in U.S. dollars have fair values dependent on the exchange rate between the U.S. dollar and your functional and presentation currency.

Consolidated Financial Statements

10. Investment Properties, page F-73

2.	Please tell us the factors that lead to your decision to change your accounting policy with respect to the valuation of investment properties. In your response, tell us the factors that lead you to initially select cost basis for valuing your investment properties, and the changes in circumstances that lead you to revise your policy. Please refer to paragraph 14 of IAS 8 and paragraph 31 of IAS 40 in your response.

3.	Please explain to us how you determined certain investment properties should be classified in level 2 of the fair value hierarchy. In your response, tell us the lowest level of input that is significant to the measurement of these properties, and explain to us how that input falls within level 2. Refer to paragraphs 81 to 85 of IFRS 13.

Form 6-K filed February 27, 2018

Summary as of December 31, 2017, page 2

4.	We note your inclusion of the non-IFRS performance measures EBITDA and Adjusted EBITDA. In future filings, revise your disclosure to provide a quantitative reconciliation of the differences between these measures and the most directly comparable financial measures calculated in accordance with IFRS.

7. Investment Properties, page 11

5.	Tell us how you considered the need to disclose the business or economic circumstances that lead to the change in value of your investment properties during the period, including the material assumptions used in the valuation of your properties and related sensitivity analyses. Reference is made to paragraph 91 of IFRS 13 and paragraph 15 of IAS 34.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric McPhee at (202) 551-3693 or the undersigned at (202) 551-3438 with any questions.

                                        Sincerely,

                                        /s/ Robert F. Telewicz, Jr.

                                        Robert F. Telewicz, Jr.
                                        Branch Chief
                                        Office of Real Estate and
                                          Commodities